DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

August 1, 2007 File #82-627

07025875

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated August 1, 2007

Enclosed is a copy of our News Release dated August 1, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

RECEIVED

Enclosure

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

Jlw 8/10

C:\Dentonia\Form\Sec-news.doc

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

August 1, 2007 For Immediate Release

UPDATE
WO Diamond Project, Lac de Gras, NWT

Dentonia Resources Ltd. ("Dentonia") advises that DHK Diamonds Inc. ("DHK"), in which Dentonia has now a 40% equity interest, made its cash call of $546,888, due on July 31, 2007, to Peregrine Diamonds Ltd. ("Peregrine"), the operator of the WO diamond project. DHK, thereby, maintains its 10.777% participating interest in the WO diamond project, including the DO27 kimberlite, at Lac de Gras, NWT.

DHK also informed Peregrine that it intends to make the cash call of $527,999 due on September 30, 2007. The latter cash call is DHK's contribution to the summer/fall exploration program, at a total estimated cost of $5,065,105, to obtain and provide additional data to calculate the grade and kimberlite reserves of the DO27 pipe.

DHK has also been advised by Peregrine that a preliminary water scrubbing test of 352kg of kimberlite, from the DO27, demonstrated the possibility of increasing the grade of up to 10 times from its original grade by removing up to 90% of waste rock, at a relatively low cost, before further processing of the kimberlite to recover diamonds, as a last step, by x-ray sorting.

To quote from Peregrine's news release of July 24, 2007:

Scrubbing Test Results	
DO-27 Test Depth Interval (m)	**% of kimberlite removed by scrubbing (three-to-four minutes test)**
61 to 121	90%
121 to 181	70%
181 to 275	57%

These data seem to indicate that greater dilution took place at the upper 120 meters of DO27, thereby dilute the grade. The bulk test of 1993/94 was done at 100 meter below surface, primarily at the North Eastern Lobe of the DO27 and not at the Main Lobe, thus providing flawed results.

To quote further from the same news release:

> "The scrubbing tests consisted of exposing various intervals of DO27 kimberlite to water scrubbing in a screened (less than one millimeter) revolving trommel [a revolving cylindrical sieve], analogous to a placer mining operation's washing plant. As DO27 kimberlite is quite soft and fine-grained, the engineering concept is to remove as much of the finer (less than one millimeter) kimberlite as much as possible prior to further diamond recovery processing (crushing, dense media separation, and X-ray sorting)."

If this process is employed, it is anticipated that it will lower the capital and operating costs of mining the D27. It appears to be a novel concept for mining kimberlites in the NWT.

Referring to Dentonia's news release of November 6, 2006, to quote:

> "The diamonds valued, 508.9 carats, consisted of diamonds from the 2005 and 2006 mini bulk samples of the Main Lobe and Northeast Lobe of the DO27 kimberlite.
>
> The average modeled valuation ranged from US$45 to US$73 per carat using WWW's September, 2005 diamond price book, however, the average modeled valuation ranged from US$41 to US$62 per carat using WWW's September, 2006 diamond price book, reflecting the significant drop in certain rough diamond prices over the last year."

"WWW" refers to WWW International Diamond Consultant Ltd., Antwerp.

Simple mathematics suggests, with an original grade of 0.9 ct/tonne, that the value per tonne would be increased to anywhere between US$400 - $620 per scrubbed tonne before any further processing took place.

Earlier studies by Dr. Felix Kaminsky and Kennecott Canada Inc. have suggested that the DO27 is a complex kimberlite, containing as many as three different diamond populations, with different values per carat and different grades. Only a large enough bulk sample, as currently in progress, will determine this fact.

The independent consulting firm, Amec Americas, is supervising these tests and is preparing a preliminary technical assessment (PTA) report, to explore the various potential mining and processing methods to be used to mine the DO27 kimberlite, if the bulk sample, currently in progress at the Ekati sampling plant, has positive results.

Further details may be obtained from Peregrine's news release of July 24, 2007 and will be provided when they are available.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END